UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Viewpoint Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92672P108

(CUSIP Number)

David R. Earhart, Esq. Gardere Wynne Sewell LLP 1601 Elm Street Suite 3000 Dallas, TX 75201 (214) 999-3000	Scott K. Ginsburg DG FastChannel, Inc. 750 West John Carpenter Freeway Suite 700 Irving, TX 75039 (972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DG FastChannel, Inc. 94-3140772

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,750,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,750,000

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
10,750,000; an additional 2,687,500 shares issuable upon exercise of warrants at $0.45 per share will become exercisable on November 11, 2007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity security to which this Statement relates is the common stock, $0.001 par value (the “Common Stock”), of Viewpoint Corporation, a Delaware corporation (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company is Viewpoint Corporation, 498 7th Avenue, Suite 1810, New York, NY 10018.

Item 2.	Identity and Background

The person filing this statement is DG FastChannel, Inc. (“DG FastChannel” or the “Reporting Person”), a Delaware corporation. DG FastChannel is a leading provider of digital technology services that enable the electronic delivery of advertisements from advertising agencies to traditional broadcasters and other media outlets. DG FastChannel operates a nationwide digital network out of our Network Operation Center, or NOC, located in Irving, Texas, which links more than 5,000 advertisers and advertising agencies with more than 21,000 radio, television, cable, network and print publishing destinations electronically throughout the United States and Canada. Through our NOC, we deliver video, audio, image and data content that comprise transactions among advertisers and various media outlets, including those in the broadcast industries.

The address of DG FastChannel, Inc.’s principal business and its principal office is 750 West John Carpenter Freeway, Suite 700, Irving, TX 75039. The name and present principal occupation or employment of each director and executive officer of DG FastChannel are as follows: Scott K. Ginsburg, Chief Executive Officer and Chairman of the Board, Omar A. Choucair, Chief Financial Officer and Director, David M. Kantor, Director, Lisa Gallagher, Director, Kevin C. Howe, Director, William Donner, Director and Anthony J. LeVecchio, Director.  The business address for each of these officers and directors is c/o DG FastChannel, Inc., 750 West John Carpenter Freeway Suite 700, Irving, TX 75039.  No other person other than the foregoing persons might be deemed to control DG FastChannel.  Each of the directors and executive officers of DG FastChannel is a United States citizen.

During the last five years, neither DG FastChannel, nor to the best of DG FastChannel’s knowledge, any of its directors or officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described on Appendix 1, which is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person used funds, in the aggregate amount of $4,300,000, from its general working capital to acquire the 10,750,000 shares of Common Stock (“Shares”) at a price per Share of $0.40 from Viewpoint Corporation.

Item 4.	Purpose of Transaction

The Shares purchased by the Reporting Person have been acquired for investment purposes.  The Reporting Person intends to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Person may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the Reporting Person may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by it. The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with plans or proposals that the Reporting Person may develop, the Reporting Person may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. Pursuant to the Securities Purchase Agreement, the Reporting Person may recommend one person to be elected to fill a vacancy on the Board of Directors of the Company. Thereafter, subject to certain conditions, the Reporting Person has the right to cause one designee to be nominated for election to the Board of Directors of the Company.

Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such action with respect to its investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as it may determine.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 10,750,000 Shares. These Shares represent approximately 13.2% of the 81,587,000 Shares that the Reporting Person believes to be outstanding.  In addition, the Reporting Person holds warrants to purchase 2,687,500 Shares at $0.45 per share beginning on November 11, 2007. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares it beneficially owns.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the Securities Purchase Agreement, the Reporting Person entered into a Nondisclosure Agreement with the Company for purposes of evaluating a possible business relationship.

The Reporting Person also entered into a Reseller Agreement with the Company on May 4, 2007 for the purpose of integrating its media services platform with the Company’s Unicast advertising solutions technology.  The Company has determined that this agreement is not a “material contract” for purposes of Item 601(b)(10) of Regulation S-K.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Securities Purchase Agreement dated May 4, 2007, between the Reporting Person and Viewpoint Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2007
Date
/s/ OMAR A. CHOUCAIR
Signature
Omar A. Choucair Chief Financial Officer
Name/Title

Appendix 1

In September 1999, a civil lawsuit was filed by the SEC in the United States District Court for the Southern District of Florida against Scott Ginsburg, the Chairman of the Board of the Company, his brother and his father. The lawsuit alleged that Mr. Ginsburg had violated the insider trading provisions of the federal securities laws by communicating material, non-public information to his brother in 1996 regarding the securities of EZ Communications, Inc. (“EZ”) and in 1997 regarding the securities of Katz Media, Inc. (“Katz”). The lawsuit further alleged that Mr. Ginsburg’s father and brother, relying upon the information allegedly furnished by Mr. Ginsburg, purchased securities in EZ and Katz, and subsequently profited from the sale of such securities.

In April 2002, a jury found that Mr. Ginsburg did make these communications, known as “tipping,” and therefore concluded that he had violated Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14e-3 thereunder. In July 2002, the United States District Court imposed a $1,000,000 civil penalty against Mr. Ginsburg.

Mr.  Ginsburg filed a motion asking the Court to set aside its ruling and the verdict of the jury. On December 19, 2002, the United States District Court granted Mr. Ginsburg’s motion for judgment notwithstanding the verdict. The Court overturned the jury verdict in its entirety and set aside the civil penalty.

On February 13, 2003, the SEC filed a Notice of Appeal, seeking to reverse the Court’s decision and challenging the Court’s earlier refusal to impose an injunction against Mr. Ginsburg. On March 19, 2004 a decision of a three-judge panel of the Eleventh Circuit U.S. Court of Appeals reversed the decision by the U.S. District Court for the Southern District of Florida on December 19, 2002. The Court of Appeals (i) reinstated the jury verdict that Mr. Ginsburg had, in matters unrelated to the Company, violated Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14e-3 thereunder, (i) reinstated a $1 million civil penalty against Mr. Ginsburg and (iii) remanded the case to the District Court with instructions to enjoin Mr. Ginsburg from violations of the federal securities laws and regulations. The Court of Appeals did not bar Mr. Ginsburg from serving as an officer or director of a public company and the Company’s Board immediately and unanimously moved to affirm Mr. Ginsburg in his capacity as Chairman of the Board of Directors.